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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934*

Sutter Holding Company, Inc.

(Name of Issuer)
Common Stock, par value $0.0001

(Title of Class of Securities)
86943U 20 1
(CUSIP Number)
July 11, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐      Rule 13d-1(b)

        ☒      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            86943U 20 1

(1)	Names of Reporting Persons.
Alan B. Holmes & Patricia J. Holmes Ttees U/A Dtd 10/24/96 Holmes Family Trust
I.R.S. Identification Nos. of above persons (entities only).

(2)	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instructions)	(b)	☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
United States

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
30,000 shares

		(6)	Shared Voting Power
See reponse to row 5

		(7)	Sole Dispositive Power
30,000 shares

		(8)	Shared Dispositive Power
See reponse to row 7

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
30,000 shares

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9)
12.8%

(12)	Type of Reporting Person (See Instructions)
IN

Item 1.

(a)	Name of Issuer
Sutter Holding Company, Inc.

(b)	Address of Issuer's Principal Executive Offices
150 Post Street, Suite 405, San Francisco, CA 94108

Item 2.

(a)	Name of Person Filing
This Statement is filed by Alan B. Holmes & Patricia J. Holmes Ttees U/A Dtd 10/24/96 Holmes Family Trust. The foregoing is referred to as the "Reporting Person."

(b)	Address of Principal Business Office or, if none, Residence
The address for the Reporting Person is:
1105 Moana Drive San Diego, CA 92107

(c)	Citizenship
Reporting Person is a United States citizen.

(d)	Title of Class of Securities
Common Stock, $0.0001 par value

(e)	CUSIP Number
86943U 20 1

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for the Reporting Person.

(b)	Percent of class: See Row 11 of cover page for the Reporting Person. The calculation of percentage of beneficial ownership was derived from the Issuer's latest quarterly report on Form 10-Q, as amended, and filed with the Commission on October 1, 2002, in which the Issuer stated that the number of shares of Common Stock outstanding as of September 13, 2002 was 234,742.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: See Row 5 of cover page.

	(ii)	Shared power to vote or to direct the vote: See Row 6 of cover page.

	(iii)	Sole power to dispose or to direct the disposition of: See Row 7 of cover page.

	(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5. Ownership of Five Percent or Less of a Class

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group

         Not applicable.

Item 9. Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: December 4, 2002.

ALAN B. HOLMES & PATRICIA J. HOLMES TTEES U/A DTD 10/24/96 HOLMES FAMILY TRUST
By:	/s/ ALAN B. HOLMES Alan B. Holmes, Trustee
By:	/s/ PATRICIA J. HOLMES Patricia J. Holmes, Trustee

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SIGNATURE